Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of February 28, 2015 gives effect to our expected acquisition of the Meritas Schools and related financings as though they had occurred on February 28, 2015. The following unaudited pro forma combined income statements for the year ended August 31, 2014 and the six months ended February 28, 2015 and 2014 give effect to our acquisition of BIS Vietnam and expected acquisition of the Meritas Schools and the related financings as though they had each occurred on September 1, 2013. The unaudited pro forma condensed combined financial information is derived from the historical consolidated or combined financial statements of our company, BIS Vietnam and the Meritas Schools furnished with our report on Form 6-K to which this is an exhibit, after giving effect to the pro forma adjustments described in the notes hereto.

The preparation of the unaudited pro forma condensed combined balance sheet and income statements appearing below is based on financial statements prepared in accordance with IFRS. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The objective of the unaudited pro forma condensed consolidated balance sheet and income statements is to provide information on the impact of our acquisition of BIS Vietnam in March 2015, expected acquisition of the Meritas Schools in June 2015 and the related financings.

The unaudited pro forma condensed combined financial information should be read in conjunction with our historical consolidated financial statements, including the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information furnished with our report on Form 6-K to which this is an exhibit.

While the unaudited pro forma condensed combined financial information is helpful in showing the financial characteristics of the combined companies, it is not intended to show how the combined companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period.

Unaudited Pro Forma Combined Balance Sheet as of February 28, 2015

	Historical	Meritas Schools (1)	Pro Forma Adjustments(3)	Pro Forma Combined before Acqusition Financing Adjustments	BIS Vietnam Acquisition Financing Adjustments(2)	Meritas Schools Acquisition Financing Adjustments(3)	Pro Forma Combined after Acquisition Financing Adjustments
	(in millions of dollars)
Property, plant and equipment	149.0	235.6	17.7	402.3	—	—	402.3
Intangible assets	951.5	79.3	389.7	1,420.5	—	—	1,420.5
Investments in jointly controlled entities	0.5	—	—	0.5	—	—	0.5
Investments in associated and subsidiaries	—	—	—	—	—	—	—
Trade and other receivables	30.6	0.4	—	31.0	—	—	31.0
Deferred tax assets	19.9	—	—	19.9	—	—	19.9
Total Non-Current Assets	1,151.5	315.3	407.4	1,874.1	—	—	1,874.1
Tax receivable	0.7	0.2	—	0.9	—	—	0.9
Trade and other receivables	55.2	13.1	—	68.3	—	—	68.3
Inventory	—	1.0	—	1.0	—	—	1.0
Cash and cash equivalents	97.3	21.4	—	118.7	1.5	(18.5)	101.7
Total Current Assets	153.2	35.7	—	188.9	1.5	(18.5)	171.9
Total Assets	1,304.7	351.0	407.4	2,063.1	1.5	(18.5)	2,046.1
Other interest-bearing loans and borrowings	(53.4)	—	—	(53.4)	5.1	—	(48.3)
Trade and other payables	(374.6)	(76.7)	—	(451.3)	133.5	—	(317.8)
Contingent consideration	—	—	—	—	—	(25.0)	(25.0)
Provisions for other liabilities and charges	(0.7)	(12.1)	—	(12.8)	—	—	(12.8)
Current tax liabilities	(8.2)	—	—	(8.2)	—	—	(8.2)
Total Current Liabilities	(436.9)	(88.8)	—	(525.7)	138.6	(25.0)	(412.1)
Other interest-bearing loans and borrowings	(497.1)	(47.0)	—	(544.1)	(119.1)	(416.5)	(1,079.7)
Other payables	(77.5)	(5.4)	—	(82.9)	—	—	(82.9)
Retirement benefit obligations	(26.1)	(13.1)	—	(39.2)	—	—	(39.2)
Provisions for other liabilities and charges	(1.3)	—	—	(1.3)	—	—	(1.3)
Deferred tax liabilities	(61.8)	(0.3)	(29.0)	(91.1)	—	—	(91.1)
Total Non-Current Liabilities	(663.8)	(65.8)	(29.0)	(758.6)	(119.1)	(416.5)	(1,294.2)
Total Liabilities	(1,100.7)	(154.6)	(29.0)	(1,284.3)	19.5	(441.5)	(1,706.3)
Net Assets	204.0	196.4	378.4	778.8	21.0	(460.0)	339.8
Share capital	1.0	—	—	1.0	—	—	1.0
Share premium	597.1	—	—	597.1	21.0	115.0	733.1
Invested Capital	—	198.9	376.0	575.0	—	(575.0)	—
Other reserves	11.5	—	—	11.5	—	—	11.5
Currency translation reserve	(23.4)	(6.3)	6.3	(23.4)	—	—	(23.4)
Shareholders’ deficit	(382.2)	3.8	(3.9)	(382.4)	—	—	(382.4)
	204.0	196.4	378.4	778.8	21.0	(460.0)	339.8
Non-Controlling Interest	0.0	(0.0)	—	0.0	—	—	0.0
Total Shareholders’s Funds	204.0	196.4	378.4	778.8	21.0	(460.0)	339.8

(1)         The historical financial information of the Meritas Schools as of March 31, 2015 is derived from the Meritas Schools’ unaudited combined financial statements, which are prepared in accordance with US GAAP.  The following table presents the historical unaudited financial information of the Meritas Schools under IFRS as of March 31, 2015:

	Meritas Schools Historical (US GAAP)	Presentation adjustments (US GAAP) (a)	Meritas Schools Historical (US GAAP)	IFRS and Policy adjustments (b)	Meritas Schools Historical (IFRS)
	(in millions of dollars)
Property plant and equipment, net	231.9	(231.9)	—	—	—
Property plant and equipment	—	231.8	231.8	3.8	235.6
Trade names	40.1	(40.1)	—	—	—
Goodwill	36.3	(36.3)	—	—	—
Other intangible assets, net	2.8	(2.8)	—	—	—
Other intangibles, net	—	—	—	—	—
Intangible assets	—	79.3	79.3	—	79.3
Investments in jointly controlled entities	—	—	—	—	—
Restricted cash	0.4	(0.4)	—	—	—
Other assets	0.4	(0.4)	—	—	—
Trade and other receivables	—	0.4	0.4	—	0.4
Deferred tax assets	—	—	—	—	—
Total Non-Current Assets	311.9	(0.4)	311.5	3.8	315.3

Tax receivable	—	0.2	0.2	—	0.2
Accounts receivable, net	6.0	(6.0)	—	—	—
Prepaid expenses	2.8	(2.8)	—	—	—
Other current assets	3.0	(3.0)	—	—	—
Trade and other receivables	—	10.8	10.8	2.3	13.1
Inventory	—	1.0	1.0	—	1.0
Cash and cash equivalents	21.3	0.1	21.4	—	21.4
Total Current Assets	33.1	0.3	33.4	2.3	35.7
Total Assets	345.0	(0.1)	344.9	6.1	351.0

Other interest-bearing loans and borrowings	—	—	—	—	—
Cash overdrafts	(0.3)	0.3	—	—	—
Accounts payable and accrued expenses	(15.7)	15.7	—	—	—
Current capital lease obligations	(0.2)	0.2	—	—	—
Deferred revenue, enrollment deposits and other	(72.6)	72.6	—	—	—
Trade and other payables	—	(76.7)	(76.7)	—	(76.7)
Provisions for other liabilities and charges	—	(12.1)	(12.1)	—	(12.1)
Current tax liabilities	—	—	—	—	—
Total Current Liabilities	(88.8)	—	(88.8)	—	(88.8)

Other interest-bearing loans and borrowings	—	(47.0)	(47.0)	—	(47.0)
Long-Term Capital Lease Obligations	(47.0)	47.0	—	—	—
Due to related parties	(5.2)	5.2	—	—	—
Other long-term liabilities	(20.9)	20.9	—	—	—
Other payables	—	(18.2)	(18.2)	12.8	(5.4)
Retirement benefit obligations	—	(7.7)	(7.7)	(5.4)	(13.1)
Provisions for other liabilities and charges	—	—	—	—	—
Deferred tax liabilities	—	(0.3)	(0.3)	—	(0.3)
Total Non-Current Liabilities	(73.1)	(0.1)	(73.2)	7.4	(65.8)
Total Liabilities	(161.9)	(0.1)	(162.0)	7.4	(154.6)
Net Assets	183.1	(0.2)	182.9	13.5	196.4
Share capital	—	—	—	—	—
Share premium	—	—	—	—	—
Invested Capital	193.2	—	193.2	5.7	198.9
Other reserves	—	—	—	—	—
Currency translation reserve	—	(6.3)	(6.3)	—	(6.3)
Accumulated other comprehensive loss	(10.1)	10.1	—	—	—
Shareholders’ deficit	—	(4.0)	(4.0)	7.8	3.8
Total Shareholders’s Funds	183.1	(0.2)	182.9	13.5	196.4
Non-Controlling Interest	(0.0)	—	(0.0)	—	(0.0)
Total Shareholders’s Funds	183.1	(0.2)	182.9	13.5	196.4

(a)         Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)         Adjustments to convert US GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(2)         The BIS Vietnam Acquisition Financing adjustments reflect the following:

Issuance of new ordinary shares	21.0
Carrying value of incremental debt	119.1
Total proceeds	140.1
Repayment of existing debt	(5.1)
Payment of acquisition payable	(133.5)
Excess cash	1.5

(3)         The Meritas Schools Acquisition Financing adjustments reflect the following assumptions:

The purchase price of $575 million for the Meritas Schools acquisition was financed as follows:

Issuance of new ordinary shares	115.0
Carrying value of incremental debt	416.5
Cash used	18.5
Liability for contingent consideration	25.0
Total purchase price	575.0

The purchase price was allocated to:

Net book value	196.4
Property, plant and equipment	17.7
Intangibles	81.5
Goodwill	308.4
Deferred tax liability	(29.0)
Total allocation	575.0

Unaudited Pro Forma Combined Income Statement for the year ended August 31, 2014

	Historical	BIS Vietnam (1)	Meritas Schools (2)	Pro Forma Adjustments		Pro Forma Combined before Acquisition Financing Adjustments	Acquisition Financing Adjustments		Pro Forma Combined after Acquisition Financing Adjustments
	(in millions of dollars, except per share data)
Revenue	474.6	50.1	209.5	—		734.2	—		734.2
Cost of Sales	(280.3)	(29.3)	(119.1)	(0.5	)(3)	(429.2)	—		(429.2)
Gross Profit	194.3	20.8	90.4	(0.5)		305.0	—		305.0

Selling, general and administrative costs	(92.9)	(7.6)	(54.0)	—		(154.5)	—		(154.5)
Depreciation	(2.0)	(0.1)	—	—		(2.1)	—		(2.1)
Amortization	(10.4)	—	(0.1)	(9.7	)(4)	(20.2)	—		(20.2)
Exceptional items	(100.2)	(0.5)	(1.9)	—		(102.6)	—		(102.6)
Total selling, general and administrative expenses	(205.5)	(8.2)	(56.0)	(9.7)		(279.4)	—		(279.4)
Operating Profit	(11.2)	12.6	34.4	(10.2)		25.6	—		25.6
Finance income	2.0	1.3	0.2	—		3.5	—		3.5
Shareholder loan notes accrued interest	—	—	—	—		—	—		—
Bank loans, notes and overdrafts	(54.6)	—	—	—		(54.6)	(25.1	)(7)	(79.7)
Other finance expenses	(0.9)	(1.8)	(11.4)	1.5	(5)	(12.6)	—		(12.6)
Net financing expense	(53.5)	(0.5)	(11.2)	1.5		(63.7)	(25.1)		(88.8)
Profit / (loss) before income tax	(64.7)	12.1	23.2	(8.7)		(38.1)	(25.1)		(63.3)
Income tax expense	(25.7)	(1.5)	(3.9)	1.8	(6)	(29.3)	5.3	(6)	(24.0)
Profit / (loss) after income tax	(90.4)	10.6	19.3	(6.9)		(67.4)	(19.8)		(87.3)

Profit/(Loss) attributable to:
Owners of the parent	(90.4)	9.5	18.7	(6.9)		(69.1)	(19.8)		(88.9)
Non-controlling interests	—	1.1	0.6	—		1.7	—		1.7
Profit / (loss) after income tax	(90.4)	10.6	19.3	(6.9)		(67.4)	(19.8)		(87.3)

Basic (loss)/profit per share	(1.07)								(0.98	)(8)
Diluted (loss)/profit per share	(1.07)								(0.98	)(8)

Weighted average number of shares
Basic	85.1						5.9	(8)	91.0
Diluted	85.1						5.9	(8)	91.1

(1)         The historical financial information of BIS Vietnam for the period from July 1, 2013 to June 30, 2014 is derived from BIS Vietnam’s audited combined financial statements, which are prepared in accordance with Vietnamese Accounting Standard and System (“VN GAAP”).  The following table presents the historical financial information of BIS Vietnam under IFRS from July 1, 2013 to June 30, 2014:

	BIS Vietnam Historical (VN GAAP) (in millions of VND)	Presentation adjustments (VN GAAP) (in millions of VND) (a)	BIS Vietnam Historical (VN GAAP) (in millions of VND)	IFRS and Policy Adjustments (in millions of VND) (b)	BIS Vietnam Historical (IFRS) (in millions of VND)	BIS Vietnam Historical (IFRS) (in millions of USD) (c)
Gross Sales	1,046,692	(1,046,692)	—	—	—	—
Less Sales deductions	—	—	—	—	—	—
Net Sales	1,046,692	(1,046,692)	—	—	—	—

Tuition and fees	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total Revenues	—	—	—	—	—	—

Revenue	—	1,046,692	1,046,692	11,774	1,058,466	50.1

Direct costs	—	—	—	—	—	—
Cost of Sales	(584,803)	(39,011)	(623,814)	4,995	(618,819)	(29.3)
Gross Profit	461,889	(39,011)	422,878	16,769	439,647	20.8

Selling Expenses	(5,527)	5,527	—	—	—	—
General and administrative expenses	(194,589)	194,589	—	—	—	—
Selling, general and administrative costs	—	(161,460)	(161,460)	984	(160,476)	(7.6)
Income from financial activities	10,609	(10,609)	—	—	—	—
Expenses from financial activities	(32,319)	32,319	—	—	—	—
Depreciation	—	(3,139)	(3,139)	—	(3,139)	(0.1)
Amortization	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—
Exceptional items	—	(8,884)	(8,884)	(1,423)	(10,307)	(0.5)
Total selling, general and administrative expenses	(221,826)	48,343	(173,483)	(439)	(173,922)	(8.2)
Operating Profit	240,063	9,332	249,395	16,330	265,725	12.6

Finance income	—	10,541	10,541	17,825	28,366	1.3
Interest expense, net	—	—	—	—	—	—
Changes in fair values of derivatives	—	—	—	—	—	—
Foreign currency exchange gain	—	—	—	—	—	—
Shareholder loan notes accrued interest	—	—	—	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—	—
Other expenses	(10,892)	10,892	—	—	—	—
Other income	107	(107)	—	—	—	—
Other finance expenses	—	(30,658)	(30,658)	(7,585)	(38,243)	(1.8)
Net financing expense	(10,785)	(9,332)	(20,117)	10,240	(9,877)	(0.5)
Profit / (loss) before income tax	229,278	—	229,278	26,570	255,848	12.1

Corporate income tax	(31,383)	31,383	—	—	—	—
Deferred corporate income tax	838	(838)	—	—	—	—
Income tax expense	—	(30,545)	(30,545)	(2,175)	(32,720)	(1.5)
Profit / (loss) after income tax	198,733	—	198,733	24,395	223,128	10.6

Profit/(Loss) attributable to:
Owners of the parent	198,733	(19,873)	178,860	21,955	200,815	9.5
Non-controlling interests	—	19,873	19,873	2,440	22,313	1.1
Profit / (loss) after income tax	198,733	—	198,733	24,395	223,128	10.6

(a)         Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)         Adjustments to convert VN GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(c)          Amounts converted from Vietnamese dong to US dollar presentational currency using an average exchange rate during the period of 1 USD: 21,108 VND.

(2) The historical financial information of the Meritas Schools for the period from July 1, 2013 to June 30, 2014 is derived from the Meritas Schools’ audited combined financial statements, which are prepared in accordance with US GAAP.  The following table presents the historical financial information of the Meritas Schools under IFRS from July 1, 2013 to June 30, 2014:

	Meritas Schools Historical (US GAAP)	Presentation adjustments (US GAAP) (a)	Meritas Schools Historical (US GAAP)	IFRS and Policy adjustments (b)	Meritas Schools Historical (IFRS)
	(in millions of dollars)
Gross Sales	—	—	—	—	—
Less Sales deductions	—	—	—	—	—
Net Sales	—	—	—	—	—

Tuition and fees	150.1	(150.1)	—	—	—
Other	59.4	(59.4)	—	—	—
Total Revenues	209.5	(209.5)	—	—	—

Revenue	—	209.5	209.5	—	209.5

Direct costs	(165.8)	165.8	—	—	—
Cost of Sales	—	(119.1)	(119.1)	—	(119.1)
Gross Profit	43.7	46.7	90.4	—	90.4

Selling Expenses	—	—	—	—	—
General and administrative expenses	—	—	—	—	—
Other expenses	—	—	—	—	—
Other income	—	—	—	—	—
Selling, general and administrative costs	(18.3)	(35.5)	(53.8)	(0.2)	(54.0)
Depreciation	—	—	—	—	—
Amortization	—	(0.1)	(0.1)	—	(0.1)
Exceptional items	—	(1.9)	(1.9)	—	(1.9)
Total selling, general and administrative expenses	(18.3)	(37.5)	(55.8)	(0.2)	(56.0)
Operating Profit	25.4	9.2	34.6	(0.2)	34.4

Finance income	—	0.2	0.2	—	0.2
Income from financial activities	—	—	—	—	—
Interest expense, net	(2.5)	2.5	—	—	—
Changes in fair values of derivatives	(1.1)	1.1	—	—	—
Foreign currency exchange gain	1.6	(1.6)	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—
Other finance expenses	—	(11.4)	(11.4)	—	(11.4)
Net financing expense	(2.0)	(9.2)	(11.2)	—	(11.2)
Profit / (loss) before income tax	23.4	—	23.4	(0.2)	23.2

Corporate income tax	—	—	—	—	—
Deferred corporate income tax	—	—	—	—	—
Income tax expense	(3.9)	—	(3.9)	—	(3.9)
Profit / (loss) after income tax	19.5	—	19.5	(0.2)	19.3

Profit/(Loss) attributable to:
Owners of the parent	18.9	—	18.9	(0.2)	18.7
Non-controlling interests	0.6	—	0.6	—	0.6
Profit / (loss) after income tax	19.5	—	19.5	(0.2)	19.3

(a)         Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)         Adjustments to convert US GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(3)                    Reflects the full year impact of depreciation on the fair value of tangible assets from the Meritas Schools acquisition of $0.5 million.

(4)                       Reflects the full year impact of amortization of intangibles acquired from the Meritas Schools of $3.0 million and from BIS Vietnam of $6.7 million.  In respect of the Meritas Schools acquisition, intangible assets of $42.6 million were recorded related to brands that will be amortized over 50 years, using the straight-line method, other than in respect of College du Léman, which is an indefinite life intangible asset.  Intangible assets of $38.8 million were recorded related to customer relationships that will be amortized over 15 years, using the straight-line method.  In respect of BIS Vietnam, intangible assets of $100.5 million were recorded related to customer relations that will be amortized over 15 years, using the straight line method.

(5)                       Reflects the adjustment to eliminate historical finance expense at BIS Vietnam prior to the BIS Vietnam acquisition.

(6)                       Reflects the income tax effect of the pro forma and acquisition financing adjustments, calculated using the U.K. statutory tax rate for the period of 21.0%.

(7)                       Represents interest on incremental debt of $119.1 million with a face value of $123.1 million to partially fund the BIS Vietnam acquisition and $416.5 million with a face value of $450.0 million to partially finance the Meritas Schools acquisition, as if it had been outstanding since the beginning of the period at a blended interest rate of 4.69%.  A 0.125% increase or decrease in the blended rate would increase or decrease other finance expenses by $0.7 million.  On completion of the BIS Vietnam acquisition we incurred $150.0 million of incremental loans under our senior secured term loan facility, $123.1 million of which was used to partially fund the BIS Vietnam acquisition.

(8)                       Assumes net proceeds of $115.0 million from a primary equity offering of $125.0 million at $25.70 per share, the closing price of our ordinary shares on the NYSE on May 26, 2015, to partially fund the Meritas Schools acquisition and includes the issuance of 1.0 million shares at $20.00 per share as partial consideration for the BIS Vietnam acquisition.

Unaudited Pro Forma Combined Income Statement for the six months ended February 28, 2015

	Historical Adjusted (1)	BIS Vietnam (2)	Meritas Schools (3)	Pro Forma Adjustments		Pro Forma Combined before Acquisition Financing Adjustments	Acquisition Financing Adjustments		Pro Forma Combined after Acquisition Financial Adjustments
	(in millions of dollars, except per share data)
Revenue	307.6	24.5	98.3	0.2	(4)	430.6	—		430.6
Cost of Sales	(182.1)	(16.6)	(61.9)	(0.3	)(5)	(260.9)	—		(260.9)
Gross Profit	125.5	7.9	36.4	(0.1)		169.7	—		169.7

Selling, general and administrative costs	(57.3)	(4.0)	(25.5)	—		(86.8)	—		(86.8)
Depreciation	(0.4)	(0.1)	—	—		(0.5)	—		(0.5)
Amortization	(7.0)	—	(0.1)	(3.7	)(6)	(10.8)	—		(10.8)
Exceptional items	(2.7)	—	(1.7)	—		(4.4)	—		(4.4)
Total selling, general and administrative expenses	(67.4)	(4.1)	(27.3)	(3.7)		(102.5)	—		(102.5)
Operating Profit	58.1	3.8	9.1	(3.8)		67.2	—		67.2
Finance income	1.2	0.5	0.1	—		1.8	—		1.8
Bank loans, notes and overdrafts	(13.2)	—	—	—		(13.2)	(12.6	)(9)	(25.8)
Other finance expenses	(1.4)	(0.3)	(6.2)	0.3	(7)	(7.6)	—		(7.6)
Net financing expense	(13.4)	0.2	(6.1)	0.3		(19.0)	(12.6)		(31.6)
Profit / (loss) before income tax	44.7	4.0	3.0	(3.5)		48.2	(12.6)		35.6
Income tax expense	(13.2)	(0.4)	0.4	0.8	(8)	(12.4)	2.6	(8)	(9.8)
Profit / (loss) after income tax	31.5	3.6	3.4	(2.7)		35.8	(10.0)		25.8
Profit/(Loss) attributable to:
Owners of the parent	31.2	3.3	3.2	(2.7)		35.0	(10.0)		24.9
Non-controlling interests	0.3	0.3	0.2	—		0.8	—		0.9
Profit / (loss) after income tax	31.5	3.6	3.4	(2.7)		35.8	(10.0)		25.8

Basic (loss)/profit per share	0.32								0.24	(10)
Diluted (loss)/profit per share	0.32								0.24	(10)

Weighted average number of shares
Basic	97.7						5.9	(10)	103.7
Diluted	97.8						5.9	(10)	103.7

(1) The historical financial information of Nord Anglia Education, Inc. for the period from September 1, 2014 to February 28, 2015 is derived from the company’s unaudited interim financial statements, which are prepared in accordance with IFRS.  The following table excludes the January and February 2015 results of operations of BIS Vietnam which were consolidated in the company’s interim financial statements but are excluded for purposes of the pro forma presentation:

	Historical	Adjustments	Historical Adjusted
	(in millions of dollars, except per share data)
Revenue	318.3	(10.7)	307.6
Cost of Sales	(188.6)	6.5	(182.1)
Gross Profit	129.7	(4.2)	125.5

Selling, general and administrative costs	(58.4)	1.1	(57.3)
Depreciation	(0.4)	—	(0.4)
Amortization	(7.0)	—	(7.0)
Exceptional items	(2.7)	—	(2.7)
Total selling, general and administrative expenses	(68.5)	1.1	(67.4)
Operating Profit	61.2	(3.1)	58.1

Finance income	1.3	(0.1)	1.2
Shareholder loan notes accrued interest	—	—	—
Bank loans, notes and overdrafts	(13.2)	—	(13.2)
Other finance expenses	(1.4)	—	(1.4)
Net financing expense	(13.3)	(0.1)	(13.4)

Profit / (loss) before income tax	47.9	(3.2)	44.7
Income tax expense	(13.2)	—	(13.2)
Profit / (loss) after income tax	34.7	(3.2)	31.5

Profit/(Loss) attributable to:
Owners of the parent	34.4	(3.2)	31.2
Non-controlling interests	0.3	—	0.3
Profit / (loss) after income tax	34.7	(3.2)	31.5

Basic (loss)/profit per share	0.35		0.32
Diluted (loss)/profit per share	0.35		0.32

(2) The historical financial information of BIS Vietnam for the period from July 1, 2014 to December 31, 2014 is derived from BIS Vietnam’s unaudited combined financial statements, which are prepared in accordance with VN GAAP.  The following table presents the historical financial information of BIS Vietnam under IFRS from July 1, 2014 to December 31, 2014:

	BIS Vietnam Historical (VN GAAP) (in millions of VND)	Presentation adjustments (VN GAAP) (in millions of VND) (a)	BIS Vietnam Historical (VN GAAP) (in millions of VND)	IFRS and Policy adjustments (in millions of VND) (b)	BIS Vietnam Historical (IFRS) (in millions of VND)	BIS Vietnam Historical (IFRS) (in millions of USD) (c)

Gross Sales	521,800	(521,800)	—	—	—	—
Less Sales deductions	(9)	9	—	—	—	—
Net Sales	521,791	(521,791)	—	—	—	—

Tuition and fees	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total Revenues	—	—	—	—	—	—

Revenue	—	521,791	521,791	—	521,791	24.5

Direct costs	—	—	—	—	—	—
Cost of Sales	(338,082)	(19,239)	(357,321)	4,266	(353,055)	(16.6)
Gross Profit	183,709	(19,239)	164,470	4,266	168,736	7.9

Selling Expenses	(3,025)	3,025	—	—	—	—
General and administrative expenses	(103,113)	103,113	—	—	—	—
Selling, general and administrative costs	—	(83,482)	(83,482)	(699)	(84,181)	(4.0)
Income from financial activities	8,622	(8,622)	—	—	—	—
Expenses from financial activities	(8,027)	8,027	—	—	—	—
Depreciation	—	(2,198)	(2,198)	—	(2,198)	(0.1)
Amortization	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—
Exceptional items	—	—	—	(777)	(777)	—
Total selling, general and administrative expenses	(105,543)	19,863	(85,680)	(1,476)	(87,156)	(4.1)
Operating Profit	78,166	624	78,790	2,790	81,580	3.8

Finance income	—	6,994	6,994	2,777	9,771	0.5
Interest expense, net	—	—	—	—	—	—
Changes in fair values of derivatives	—	—	—	—	—	—
Foreign currency exchange gain	—	—	—	—	—	—
Shareholder loan notes accrued interest	—	—	—	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—	—
Other expenses	(188)	188	—	—	—	—
Other income	742	(742)	—	—	—	—
Other finance expenses		(7,064)	(7,064)	—	(7,064)	(0.3)
Net financing expense	554	(624)	(70)	2,777	2,707	0.2

Profit / (loss) before income tax	78,720	—	78,720	5,567	84,287	4.0

Corporate income tax	(6,733)	6,733	—	—	—	—
Deferred corporate income tax	—	—	—	—	—	—
Income tax expense	—	(6,733)	(6,733)	(476)	(7,209)	(0.4)
Profit / (loss) after income tax	71,987	—	71,987	5,091	77,078	3.6

Profit/(Loss) attributable to:
Owners of the parent	71,987	(7,199)	64,788	4,582	69,370	3.3
Non-controlling interests	—	7,199	7,199	509	7,708	0.3
Profit / (loss) after income tax	71,987	—	71,987	5,091	77,078	3.6

(a)    Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)   Adjustments to convert VN GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(c)    Amounts converted from Vietnamese dong to US dollar presentational currency using an average exchange rate during the period of 1USD: 21,240 VND.

(3)         The historical financial information of the Meritas Schools for the period from July 1, 2014 to December 31, 2014 is derived from the Meritas Schools unaudited combined financial statements, which are prepared in accordance with US GAAP.  The following table presents the historical financial information of the Meritas Schools under IFRS from July 1, 2014 to December 31, 2014:

	Meritas Schools Historical (US GAAP)	Presentation adjustments (US GAAP) (a)	Meritas Schools Historical (US GAAP)	IFRS and Policy adjustments (b)	Meritas Schools Historical (IFRS)
	(in millions of dollars)
Gross Sales	—	—	—	—	—
Less Sales deductions	—	—	—	—	—
Net Sales	—	—	—	—	—

Tuition and fees	70.0	(70.0)	—	—	—
Other	28.3	(28.3)	—	—	—
Total Revenues	98.3	(98.3)	—	—	—

Revenue	—	98.3	98.3	—	98.3

Direct costs	(84.5)	84.5	—	—	—
Cost of Sales	—	(61.9)	(61.9)	—	(61.9)
Gross Profit	13.8	22.6	36.4	—	36.4

Selling Expenses	—	—	—	—	—
General and administrative expenses	—	—	—	—	—
Other expenses	—	—	—	—	—
Other income	—	—	—	—	—
Selling, general and administrative costs	(9.7)	(15.7)	(25.4)	(0.1)	(25.5)
Depreciation	—	—	—	—	—
Amortization	—	(0.1)	(0.1)	—	(0.1)
Exceptional items	—	(1.7)	(1.7)	—	(1.7)
Total selling, general and administrative expenses	(9.7)	(17.5)	(27.2)	(0.1)	(27.3)
Operating Profit	4.1	5.1	9.2	(0.1)	9.1

Finance income	—	0.1	0.1	—	0.1
Income from financial activities	—	—	—	—	—
Interest expense, net	(1.1)	1.1	—	—	—
Changes in fair values of derivatives	—	—	—	—	—
Foreign currency exchange gain	0.1	(0.1)	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—
Expenses from financial activities	—	—	—	—	—
Other finance expenses	—	(6.2)	(6.2)	—	(6.2)
Net financing expense	(1.0)	(5.1)	(6.1)	—	(6.1)

Profit / (loss) before income tax	3.1	—	3.1	(0.1)	3.0

Corporate income tax	—	—	—	—	—
Deferred corporate income tax	—	—	—	—	—
Income tax expense	0.4	—	0.4	—	0.4
Profit / (loss) after income tax	3.5	—	3.5	(0.1)	3.4

Profit/(Loss) attributable to:
Owners of the parent	3.3	—	3.3	(0.1)	3.2
Non-controlling interests	0.2	—	0.2	—	0.2
Profit / (loss) after income tax	3.5	—	3.5	(0.1)	3.4

(a)   Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)   Adjustments to convert US GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(4)   Reflects an adjustment to recognize registration fees previously recorded on the balance sheet.

(5)   Reflects the impact of depreciation on the fair value of tangible assets from the Meritas Schools acquisition of $0.3 million.

(6)   Reflects the six-month impact of amortization of intangibles of $1.5 million acquired from the Meritas Schools and $2.2 million from BIS Vietnam.

(7)   Reflects the adjustment to eliminate historical finance expense at BIS Vietnam prior to the BIS Vietnam acquisition.

(8)   Reflects the income tax effect of the pro forma and acquisition financing adjustments, calculated using the U.K. Statutory tax rate for the period of 21.0%.

(9)         Represents interest on incremental debt of $119.1 million with a face value of $123.1 million to partially fund the BIS Vietnam acquisition and $416.5 million with a face value of $450.0 million to partially finance the Meritas Schools acquisition, as if it had been outstanding since the beginning of the period at a blended interest rate of 4.69%.  A 0.125% increase or decrease in the blended rate would increase or decrease other finance expenses by $0.4 million. On completion of the BIS Vietnam acquisition we incurred $150.0 million of incremental loans under our senior secured term loan facility, $123.1 million of which was used to partially fund the BIS Vietnam acquisition.

(10) Assumes net proceeds of $115.0 million from a primary equity offering of $125.0 million at $25.70 per share, the closing price of our ordinary shares on the NYSE on May 26, 2015, to partially fund the Meritas acquisition and includes the issuance of 1.0 million shares at $20.00 per share as partial consideration for the BIS Vietnam acquisition.

Unaudited Pro Forma Combined Income Statement for the six months ended February 28, 2014

	Historical	BIS Vietnam (1)	Meritas Schools (2)	Pro Forma Adjustments		Pro Forma Combined before Acquisition Financing Adjustments	Acquisition Financing Adjustments		Pro Forma Combined after Acquisition Financing Adjustments
	(in millions of dollars, except per share data)
Revenue	271.9	21.7	92.8	—		386.4	—		386.4
Cost of Sales	(157.9)	(14.1)	(64.6)	(0.3	)(3)	(236.9)	—		(236.9)
Gross Profit	114.0	7.6	28.2	(0.3)		149.5	—		149.5

Selling, general and administrative costs	(41.8)	(3.7)	(20.2)	—		(65.7)	—		(65.7)
Depreciation	(0.5)	(0.3)	—	—		(0.8)	—		(0.8)
Amortization	(4.9)	—	—	(4.9	)(4)	(9.8)	—		(9.8)
Exceptional items	(2.5)	(0.0)	(1.7)	—		(4.2)	—		(4.2)
Total selling, general and administrative expenses	(49.7)	(4.0)	(21.9)	(4.9)		(80.5)	—		(80.5)
Operating Profit	64.3	3.6	6.3	(5.2)		69.0	—		69.0

Finance income	1.1	0.3	0.1	—		1.5	—		1.5
Bank loans, notes and overdrafts	(34.1)	—	—	—		(34.1)	(12.6	)(7)	(46.7)
Other finance expenses	—	(0.7)	(6.8)	0.7	(5)	(6.8)	—		(6.8)
Net financing expense	(33.0)	(0.4)	(6.7)	0.7		(39.4)	(12.6)		(52.0)
Profit / (loss) before income tax	31.3	3.2	(0.4)	(4.5)		29.6	(12.6)		16.9
Income tax expense	(13.2)	(0.4)	0.6	1.0	(6)	(12.0)	2.9	(6)	(9.1)
Profit / (loss) after income tax	18.1	2.8	0.2	(3.5)		17.6	(9.7)		7.8

Profit/(Loss) attributable to:
Owners of the parent	18.1	2.5	(0.1)	(3.5)		17.0	(9.7)		7.3
Non-controlling interests	—	0.3	0.3	—		0.6	—		0.6
Profit / (loss) after income tax	18.1	2.8	0.2	(3.5)		17.6	(9.7)		7.8

Basic (loss)/profit per share	0.24								0.09 (8)
Diluted (loss)/profit per share	0.24								0.09 (8)

Weighted average number of shares
Basic	75.9						5.9	(8)	81.8
Diluted	76.6						5.9	(8)	82.5

(1)         The historical financial information of BIS Vietnam for the period from July 1, 2013 to December 31, 2013 is derived from the BIS Vietnam’s unaudited combined financial statements, which are prepared in accordance with VN GAAP.  The following table presents the historical financial information of BIS Vietnam under IFRS from July 1, 2013 to December 31, 2013:

	BIS Vietnam Historical (VN GAAP) (in millions of VND)	Presentation adjustments (VN GAAP) (in millions of VND) (a)	BIS Vietnam Historical (VN GAAP) (in millions of VND)	IFRS and Policy adjustments (in millions of VND) (b)	BIS Vietnam Historical (IFRS) (in millions of VND)	BIS Vietnam Historical (IFRS) (in millions of USD) (c)
Gross Sales	457,637	(457,637)	—	—	—	—
Less Sales deductions	—	—	—	—	—	—
Net Sales	457,637	(457,637)	—	—	—	—

Tuition and fees	—	—	—	—	—	—
Other	—	—	—	—	—	—
Total Revenues	—	—	—	—	—	—

Revenue	—	457,637	457,637	—	457,637	21.7

Direct costs	—	—	—	—	—	—
Cost of Sales	(279,879)	(19,214)	(299,093)	1,497	(297,596)	(14.1)
Gross Profit	177,758	(19,214)	158,544	1,497	160,041	7.6

Selling Expenses	(1,490)	1,490	—	—	—	—
General and administrative expenses	(93,768)	93,768	—	—	—	—
Selling, general and administrative costs	—	(78,403)	(78,403)	—	(78,403)	(3.7)
Income from financial activities	7,311	(7,311)	—	—	—	—
Expenses from financial activities	(13,834)	13,834	—	—	—	—
Depreciation	—	(6,923)	(6,923)	—	(6,923)	(0.3)
Amortization	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—
Exceptional items	—	—	—	(656)	(656)	(0.0)
Total selling, general and administrative expenses	(101,781)	16,455	(85,326)	(656)	(85,982)	(4.0)
Operating Profit	75,977	(2,759)	73,218	841	74,059	3.6

Finance income	—	7,271	7,271	—	7,271	0.3
Interest expense, net	—	—	—	—	—	—
Changes in fair values of derivatives	—	—	—	—	—	—
Foreign currency exchange gain	—	—	—	—	—	—
Shareholder loan notes accrued interest	—	—	—	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—	—
Other expenses	(9,304)	9,304	—	—	—	—
Other income	52	(52)	—	—	—	—
Other finance expenses	—	(13,764)	(13,764)	—	(13,764)	(0.7)
Net financing expense	(9,252)	2,759	(6,493)	—	(6,493)	(0.4)
Profit / (loss) before income tax	66,725	––	66,725	841	67,566	3.2

Corporate income tax	(9,308)	9,308	—	—	—	—
Deferred corporate income tax	—		—	—	—	—
Income tax expense	—	(9,308)	(9,308)	(117)	(9,425)	(0.4)
Profit / (loss) after income tax	57,417	—	57,417	724	58,141	2.8

Profit/(Loss) attributable to:
Owners of the parent	57,417	(5,742)	51,675	652	52,327	2.5
Non-controlling interests	—	5,742	5,742	72	5,814	0.3
Profit / (loss) after income tax	57,417	—	57,417	724	58,141	2.8

(a)         Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)         Adjustments to convert VN GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(c)          Amounts converted from Vietnamese dong to US dollar presentational currency using an average exchange rate during the period of 1 USD: 21,135 VND.

(2)         The historical financial information of the Meritas Schools for the period from July 1, 2013 to December 31, 2013 is derived from the Meritas Schools unaudited combined financial statements, which are prepared in accordance with US GAAP.  The following table presents the historical financial information of the Meritas Schools under IFRS from July 1, 2013 to December 31, 2013:

	Meritas Schools Historical (US GAAP)	Presentation adjustments (US GAAP) (a)	Meritas Schools Historical (US GAAP)	IFRS and Policy adjustments (b)	Meritas Schools Historical (IFRS)
	(in millions of dollars)

Gross Sales	—	—	—	—	—
Less Sales deductions	—	—	—	—	—
Net Sales	—	—	—	—	—

Tuition and fees	65.8	(65.8)	—	—	—
Other	26.8	(26.8)	—	—	—
Total Revenues	92.6	(92.6)	—	—	—

Revenue	—	92.6	92.6	0.2	92.8

Direct costs	(81.0)	81.0	—	—	—
Cost of Sales	—	(64.6)	(64.6)	—	(64.6)
Gross Profit	11.6	16.4	28.0	0.2	28.2

Selling Expenses	—	—	—	—	—
General and administrative expenses	—	—	—	—	—
Other expenses	—	—	—	—	—
Other income	—	—	—	—	—
Selling, general and administrative costs	(9.2)	(10.8)	(20.0)	(0.2)	(20.2)
Depreciation	—	—	—	—	—
Amortization	—	—	—	—	—
Exceptional items	—	(1.7)	(1.7)	—	(1.7)
Total selling, general and administrative expenses	(9.2)	(12.5)	(21.7)	(0.2)	(21.9)
Operating Profit	2.4	3.9	6.3	—	6.3

Finance income	—	0.1	0.1	—	0.1
Income from financial activities	—	—	—	—	—
Interest expense, net	(1.4)	1.4	—	—	—
Changes in fair values of derivatives	(1.3)	1.3	—	—	—
Foreign currency exchange gain	(0.1)	0.1	—	—	—
Bank loans, notes and overdrafts	—	—	—	—	—
Expenses from financial activities	—	—	—
Other finance expenses	—	(6.8)	(6.8)	—	(6.8)
Net financing expense	(2.8)	(3.9)	(6.7)	—	(6.7)
Profit / (loss) before income tax	(0.4)	—	(0.4)	—	(0.4)

Corporate income tax	—	—	—	—	—
Deferred corporate income tax	—	—	—	—	—
Income tax expense	0.6	—	0.6	—	0.6
Profit / (loss) after income tax	0.2	—	0.2	—	0.2

Profit/(Loss) attributable to:
Owners of the parent	(0.1)	—	(0.1)	—	(0.1)
Non-controlling interests	0.3	—	0.3	—	0.3
Profit / (loss) after income tax	0.2	—	0.2	—	0.2

(a)         Adjustments to reclassify line items to conform to Nord Anglia Education, Inc.’s basis of presentation.

(b)         Adjustments to convert US GAAP balances to IFRS balances and to adjust amounts in accordance with our accounting policies.

(3)         Reflects the impact of depreciation on the fair value of tangible assets from the Meritas Schools acquisition of $0.3 million.

(4)         Reflects the six-month impact of amortization of intangibles acquired from the Meritas Schools of $1.5 million and from BIS Vietnam of $3.4 million.

(5)         Reflects the adjustment to eliminate historical finance expense at BIS Vietnam prior to the BIS Vietnam acquisition.

(6)         Reflects the income tax effect of the pro forma and acquisition financing adjustments, calculated at the U.K. Statutory tax rate of 23.0%.

(7)         Represents interest on incremental debt of $119.1 million with a face value of $123.1 million to partially fund the BIS Vietnam acquisition and $416.5 million with a face value of $450.0 million to partially finance the Meritas Schools acquisition, as if it had been outstanding since the beginning of the period at a blended interest rate of 4.69%.  A 0.125% increase or decrease in the blended rate would increase or decrease other finance expenses by $0.4 million. On completion of the BIS Vietnam acquisition we incurred $150.0 million of incremental loans under our senior secured term loan facility, $123.1 million of which was used to partially fund the BIS Vietnam acquisition.

(8)         Assumes net proceeds of $115.0 million from a primary equity offering of $125.0 million at $25.70 per share, the closing price of our ordinary shares on the NYSE on May 26, 2015, to partially fund the Meritas acquisition and includes the issuance of 1.0 million shares at $20.00 per share as partial consideration for the BIS Vietnam acquisition.

Pro Forma Supplementary Financial Data

	For the year ended August 31, 2014		For the 6 months ended February 28, 2014		For the 6 months ended February 28, 2015
	Historical	Pro Forma	Historical	Pro Forma	Historical	Pro Forma
	(in millions of dollars)
Adjusted Gross Profit	260.2	397.8	147.3	195.5	169.0	221.7
Adjusted EBITDA	127.4	191.1	81.4	101.5	91.8	111.1
Adjusted Net Income	22.8	33.0	23.4	17.8	45.9	42.8

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the year plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales. EBITDA, Adjusted EBITDA, Adjusted Net Income Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies. Set forth below is a reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit to the most directly comparable IFRS measures.

Reconciliation of supplementary financial data:

	For the year ended August 31, 2014		For the 6 months ended February 28, 2014		For the 6 months ended February 28, 2015
	Historical	Pro Forma	Historical	Pro Forma	Historical	Pro Forma
	(in millions of dollars)
Revenue	474.6	734.2	271.9	386.4	318.3	430.6
Cost of Sales	(280.3)	(429.2)	(157.9)	(236.9)	(188.6)	(260.9)
Gross Profit	194.3	305.0	114.0	149.5	129.7	169.7
Rent Premium Schools	44.5	55.5	23.1	28.0	24.9	29.7
Depreciation Premium Schools	21.4	37.2	10.2	18.0	14.4	22.2
Adjusted Cost of Sales	(214.4)	(336.5)	(124.6)	(190.9)	(149.3)	(209.0)
Adjusted Gross Profit	260.2	397.8	147.3	195.5	169.0	221.7

Profit / (loss) for the period	(90.4)	(87.3)	18.1	7.8	34.7	25.8

Income tax expense	25.7	24.0	13.2	9.1	13.2	9.8
Net financing expense	53.5	88.8	33.0	52.0	13.3	31.6
Exceptional items (a)	100.2	102.6	2.5	4.2	2.7	4.4
Amortization	10.4	20.2	4.9	9.8	7.0	10.8
Depreciation (b)	23.4	39.3	10.7	18.8	14.8	22.7
EBITDA	122.8	187.7	82.4	101.8	85.7	105.2

Loss on disposal of PP&E (c)	0.1	0.4	—	0.6	0.3	0.2
Exchange gain (d)	(4.0)	(5.5)	(4.6)	(4.5)	4.6	4.5
Share Based Payments (e)	3.1	3.1	2.4	2.4	1.2	1.2
Management Fees (f)	1.2	1.2	1.0	1.0	—	—
Greenfield Schools Pre-Opening Costs (g)	4.1	4.1	—	—	—	—
Other	0.1	0.1	0.2	0.2	—	—
Adjusted EBITDA	127.4	191.1	81.4	101.5	91.8	111.1

Depreciation (b)	(23.4)	(39.3)	(10.7)	(18.9)	(14.8)	(22.7)
Net financing expense	(53.5)	(88.8)	(33.0)	(52.0)	(13.3)	(31.6)
Income tax expense	(25.7)	(24.0)	(13.2)	(9.1)	(13.2)	(9.8)
Tax adjustments (h)	(2.0)	(4.2)	(1.1)	(3.2)	(4.3)	(3.2)
Non Controlling interest	—	(1.7)	—	(0.5)	(0.3)	(0.9)
Adjusted Net Income	22.8	33.0	23.4	17.8	45.9	42.8

(a)         Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs.

(b)         Includes all depreciation, including depreciation relating to Premium Schools.

(c)          Includes loss on disposal of assets associated with the termination of learning services contracts in the UK.

(d)         Represents foreign currency translational gains primarily associated with our intercompany loan balances.

(e)          Represents non-cash charges associated with the equity investments in our company by members of our management.

(f)           Represents management fees paid to Premier Education Holdings.

(g)          Includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.

(h)         Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.